SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47883

SEC
Mail Processing
Section
FEB 28 2020
Washington DC
416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — 212-668-5782 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Freedom Investments, Inc., (the "Company") as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me on this
26th day of February 2020

Jessica Towery
Notary Public

JESSICA TOWERY
Notary Public
State of New York
No. 01TO6086890
New York County

Freedom Investments, Inc.
Table of Contents
December 31, 2019
Confidential

This report contains (check all applicable boxes):** **Page(s)**

(x)		Report of Independent Registered Public Accounting Firm.	
(x)	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition.	6
(x)	(c)	Statement of Operations.	7
(x)	(d)	Statement of Changes in Stockholder's Equity.	8
(x)	(e)	Statement of Cash Flows.	9
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).	
(x)		Notes to Financial Statements.	10 - 14
(x)	(g)	Computation of Net Capital.	15
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.	16
(x)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.	16
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).	
( )	(n)	A Copy of the SIPC Supplemental Report (not applicable).	
( )	(o)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).	

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of Freedom Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules G, H and I listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2020

We have served as the Company's auditor since 2013.

Freedom Investments, Inc.
Statement of Financial Condition
As of December 31, 2019
Confidential

Assets		
Cash	$	3,611,804
Securities owned at fair value		1,397,432
Due from parent, clearing broker		140,256
Income tax receivable		6,783
Other assets		18,760
Total assets		5,175,035
Liabilities and Stockholder's Equity		
Due to parent		44,634
Accrued expenses & other liabilities		5,409
Total liabilities		50,043
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		4,716,394
Retained earnings		407,598
Total stockholder's equity		5,124,992
Total liabilities and stockholder's equity	$	5,175,035

The accompanying notes are an integral part of these financial statements.

Freedom Investments, Inc.
Statement of Operations
For the Year Ended December 31, 2019
Confidential

Revenue		
Commissions	$	11,981
Interest		40,502
Customer related fees		40,579
Other		299
Total Revenue		93,361
Expenses		
Compensation and related expenses		160,534
Communications and data processing		27,808
Occupancy and equipment costs		32,129
Regulatory and professional fees		146,896
Other		2,379
Total Expenses		369,746
Loss before income tax benefit		(276,385)
Benefit for income taxes		(70,900)
Net loss	$	(205,485)

The accompanying notes are an integral part of these financial statements.

Freedom Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019
Confidential

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2018	$ 1,000	$ 4,716,394	$ 613,083	$ 5,330,477
Net loss	—	—	(205,485)	(205,485)
Balance at December 31, 2019	$ 1,000	$ 4,716,394	$ 407,598	$ 5,124,992

The accompanying notes are an integral part of these financial statements.

Freedom Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019
Confidential

Cash flows from operating activities	
Net loss	$ (205,485)
Adjustments to reconcile net income to net cash used in operating activities	
Deferred taxes	557
Decrease (increase) in operating assets:	
Decrease in securities owned at fair value	98,103
Decrease in due from parent, clearing broker	166,050
Increase in income tax receivable	(2,558)
Increase in other assets	(696)
Increase (decrease) in operating liabilities:	
Increase in payable to parent	3,252
Decrease in accrued expenses and other liabilities	(59,223)
Net cash used in operating activities	—
Cash and cash equivalents	
Beginning of year	3,611,804
End of year	$ 3,611,804
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ —

The accompanying notes are an integral part of these financial statements.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly-owned subsidiary of Oppenheimer & Co. Inc. (the "Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation. The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis.

2. Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments and Fair Value

Financial Instruments

Securities owned are carried at fair value with changes in fair value recognized in earnings each period.

Fair Value Measurements

Accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

Valuation Techniques

U.S. Government Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers.

Cash

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Commissions

Commission income from securities transactions is recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the tax provision in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are classified as noninterest expense.

Customer Related Fees

The Company received fees on an annual basis related to customer IRA accounts carried by the Parent.

New Accounting Pronouncements

***R*ecently Issued**

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for the Fair Value Measurement," which modifies the disclosure requirements related to fair value measurement. The ASU is effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted. The Company evaluated the ASU and determined that the adoption will not have any impact on its disclosure.

3. Revenues from contracts with customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price").

The Company earns revenue from contracts with customers (commissions and customer related fees) and other sources (interest and others). See statement of operations for details.

4. Financial Instruments and Fair Value Measurements

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2019 have been categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements at December 31, 2019			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Securities owned				
U.S. Treasury securities	$ 1,397,432	—	—	$ 1,397,432
	$ 1,397,432	—	—	$ 1,397,432

The Company has cash ($3.6 million), measured at carrying value on a recurring basis in the statement of financial condition and would be categorized as Level 1.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $5,099,451 which exceeded minimum capital requirements by $4,999,451.

6. Income Taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction. With respect to federal, combined state and local, and separate company state and local income tax expense (benefit) of the Company, the Company computes income tax expense (benefit) based on the separate-return approach as modified for the realizability of its deferred tax assets.

As of December 31, 2019, the Company has stand-alone net operating loss ("NOL") carryforwards in state jurisdictions. The NOL will expire through 2038. Realization of these losses is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. A full valuation allowance was recorded for standalone state attributes because management assessed that it is more likely than not that none of the deferred tax asset will be realized. The Company is reimbursed for its Federal and state net operating losses utilized by its Parent company.

Income tax provision (benefit) for the year ended December 31, 2019 consists of the following:

Current	
Federal	$ —
State	—
	—
Deferred	
Federal	(54,873)
State	(16,027)
	(70,900)
Total	$ (70,900)

The Company's effective tax rate differs from the US statutory rate primarily due to state income taxes and valuation allowance on deferred tax assets.

As of December 31, 2019, the Company has deferred tax liability of $557 related book/tax basis differences in the Company's depreciable fixed asset.

The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2015 except for New York State and City.

As of December 31, 2019, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

7. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2019, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash of $140,256 and securities owned with a market value of $1,397,432 are held in the Company's brokerage account with the Parent. The Company is included in the Parent's calculation of reserve requirements for the proprietary accounts of brokers.

Technology expenses of $15,118 are allocated to the Company by the Parent based on direct usage and headcount and are included in communications and data processing.

The Company received $12,100 of interest income from the Parent arising from customer receivables for the year ended December 31, 2019.

Rent expense of $30,000 was allocated to the Company by the Parent and is included in occupancy and equipment costs.

Administration and support expense of $60,000 are allocated to the Company by the Parent and are included in regulatory and professional fees.

At December 31, 2019, the Company had an amount due to the Parent of $44,634 related to operational expenses. These expenses are initially paid by the Parent and are subsequently reimbursed to the Parent by the Company.

8. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2019 and through the date on which the financial statements were issued, and determined that there are no events that have occurred that would require recognition or additional disclosure.

Freedom Investments, Inc.
Computation of Net Capital
As of December 31, 2019
Confidential

Schedule G

Total stockholder's equity	$ 5,124,992
Deductions and/or charges	
Nonallowable assets	
Other	25,541
Total deductions	25,541
Net capital before haircuts on security positions	
Haircuts on securities	—
Net capital	5,099,451
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	4,999,451
Computation of aggregate indebtedness	
Aggregate Indebtedness	
Accrued expenses and other liabilities	50,043
Adjustment for amounts required to be on deposit in reserve accounts	—
Total aggregate indebtedness	$ 50,043
Ratio of aggregate indebtedness to net capital	0.010

There are no material differences between the above computation and the corresponding amounts reported in the Company's unaudited December 31, 2019 Form X-17a5 part II filed on January 27, 2020.

Freedom Investments, Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to the Possession or Control Requirements under Rule 15c3-3
As of December 31, 2019
Confidential **Schedules H and I**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.